November 4, 2022

Re: Zentek Ltd.

We consent to the use of our report to the shareholders of Zentek Ltd. (previously Zen Graphene Solutions Ltd.) dated July 26, 2021 on the financial statements of Zentek Ltd., which comprise the statements of financial position as at March 31, 2021, and the statement of loss and comprehensive loss, statement of cash flows and statement of changes in equity for the year then ended, and notes to the financial statements, including a summary of significant accounting policies, in Amendment No. 2 to the Annual Report on Form 40-F for the year ended March 31, 2022 to be filed by Zentek Ltd., with the Securities and Exchange Commission on EDGAR on November 4, 2022.

McGovern Hurley LLP

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